SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                          Rule 13d-2(a)

                        (Amendment No. 5)

                      THE PRESLEY COMPANIES
                        (Name of Issuer)

         Series A Common Stock $0.01 Par Value Per Share
                 (Title of Class of Securities)

                           741030-10-0
                         (CUSIP Number)

                      General William Lyon
                  c/o William Lyon Homes, Inc.
                         4490 Von Karman
                Newport Beach, California  92660
                                (949) 833-3600
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         with a copy to:
                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
              610 Newport Center Drive, Suite 1700
              Newport Beach, California  92660-6429
                                (949) 823-7902

                               March 30, 1999
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

CUSIP No. 741030-10-0                                Schedule 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      General William Lyon

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)
                                                     (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                                     [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

                         7    SOLE VOTING POWER
     Number of
     Shares                   7,939,589
     Beneficially
     Owned by
     Each Reporting
     Person With

                         8    SHARED VOTING POWER

                              0

                         9    SOLE DISPOSITIVE POWER

                              7,939,589

                         10   SHARED DISPOSITIVE POWER

                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

             7,939,589

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            15.2%

14    TYPE OF REPORTING PERSON*
      IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.        Purpose of Transaction

          Item 4 of this Statement on Schedule 13D, filed by General William Lyon (the "Reporting Person") with respect to the Series A Common Stock, $0.01 par value, of The Presley Companies, a Delaware corporation (the "Company"), is hereby amended and supplemented as follows:

          On March 30, 1999, the Company, Presley Homes, a California corporation ("Presley-Cal."), and William Lyon Homes, Inc. ("WL Homes"), a corporation which is controlled by the Reporting Person, amended the non-binding letter of intent (the "Letter of Intent") which was entered into as of December 31, 1998 with respect to (i) the proposed purchase by Presley-Cal. of all or substantially all of the assets of WL Homes (the "Acquisition"), and (ii) the proposed concurrent purchase by WL Homes pursuant to a tender offer (the "Offer") of a portion of the outstanding Common Stock of the Company (other than shares held by William Lyon) for a purchase price of $0.62 per share. The amendment extended from March 31 to April 30, 1999 the term of the Letter of Intent, the period of exclusive negotiations and the date by which the boards of directors of the respective parties must approve a definitive agreement with respect to the Acquisition and the Offer (collectively, the "Transactions").
The amendment also permits WL Homes to participate in discussions and negotiations with the holders of the Company's Series B Common Stock regarding the purchase by WL Homes of such percentage of the Series B holder's shares so as to reduce such Series B holder's ownership interest in the Company's Common Stock to between 4.9% and 5% of the Company's outstanding Common Stock following consummation of the proposed Transactions. WL Homes may also seek commitments from the Series B holders to sell additional shares to the extent that the number of shares of Series A Common Stock tendered in the Offer are below the minimum threshold set forth in a definitive agreement. Any such negotiations are to be conducted exclusively so as to obtain the consent of the Series B holders to the proposed Transactions and to avoid triggering the change of control tax provisions that would result in the loss of the Company's net operating loss carryforwards for tax purposes. WL Homes is required to notify the Special Committee of the Company's Board of Directors regarding the details of any such discussions and negotiations. WL Homes may not enter into any agreement with any Series B holder prior to receiving written approval from the Special Committee or the Company's Board of Directors.

          The full text of the March 30 amendment, which is filed as Exhibit 1 hereto, is incorporated herein by reference.

          The Transactions are subject to the negotiation and execution of a definitive agreement among the parties and various other terms and conditions. Their can be no assurances that the parties will ultimately enter into a definitive agreement with respect to the proposed Transactions or that the conditions to the proposed Transactions will be satisfied.

          Except as described in this Item 4, as amended, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.        Material To Be Filed as Exhibits

Exhibit 1 Amendment to Letter of Intent as described in Item 4 of this Schedule 13D.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.



                                    /s/ William Lyon
                                   -------------------------------
                                          William Lyon

Dated:         April 2, 1999